PRIMEWEST PROVIDES UPDATE ON CONSULTATION PROCESS ON INCOME TRUST TAXATION

November 24, 2005

FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) is pleased to announce that the Canadian federal government has ended the consultation process on income trusts and other flow-through entities that was initiated in September 2005. The government is not implementing any form of incremental tax on the trust sector.  Mr. Ralph Goodale, Canada’s Minister of Finance said the government plans to level the playing field between Canadian corporations and income trusts through a reduction in personal income taxes on dividends paid by Canadian corporations. The tax reduction will eliminate the “double taxation” of dividends at the federal level, making the tax paid on corporate dividends comparable to the tax paid on income trust distribution payments.

Mr. Goodale recognized the need for “greater certainty and stability in the income trust market.”  Mr. Goodale noted the “overwhelming consensus of submissions received in the consultation process was to reduce personal income tax on dividends.”   A Notice of Ways and Means Motion has been tabled in the House of Commons in order to implement these measures.

For Unitholders resident in the U.S., there is no impact on the level of withholding tax on distribution payments.

PrimeWest is pleased with the resolution of this issue and believe it provides reassurance to our Unitholders of the stability of the income trust sector going forward.  The complete text of Mr. Goodale’s announcement can be viewed at http://www.fin.gc.ca/news05/05-082e.html.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

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Diane Zuber

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403-699-7356

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Email:  investor@primewestenergy.com